82-3529

IN THE MATTER OF
AUGUSTA RESOURCE CORPORATION
(the "Corporation")

VIA SEDAR

TO: **British Columbia Securities Commission**
Alberta Securities Commission
Ontario Securities Commission
TSX Venture Exchange

I, PURNI PARIKH, of the City of Burnaby, in the Province of British Columbia,

HEREBY CERTIFY THAT:

1. I am the Legal Administrator for the Corporation, having its office at #400 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6;

2. I did on the 29th day of November 2003 cause to be delivered by first class ordinary mail to each shareholder of the Corporation at the last address of the shareholder appearing on the Register and to each shareholder of the Corporation whose name appears on the Supplemental List established pursuant to NI 54-101 at his/her/its address as it appears on such Supplemental List, and to the regulatory authorities having jurisdiction, the following documents:

   - Quarterly and Year End Report with unaudited financial statements for the second quarter ended September 30, 2003,

   copies of which are attached hereto.

DATED at the City of Vancouver, Province of British Columbia, this 29th day of November 2003.

PURNI PARIKH

cc: Corporations Directorate
Industry Canada

cc: Computershare Trust Company of Canada
Vancouver, BC

cc: United States Securities Exchange Commission
Office of International Corporate Finance

cc: Deloitte & Touche LLP
Attention: Tom Kay

cc: Maitland & Company
Attention: Arthur Luney

cc: Computershare Trust Company of Canada
Toronto, Ontario

cc: Standard & Poors
Attention: Corporate Files Manager

dlw 1/8

BRITISH COLUMBIA SECURITIES COMMISSION

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F

SCHEDULE A:

ISSUER DETAILS

Name of Issuer:	Augusta Resource Corporation
For Quarter Ended:	September 30, 2003
Date of Report:	November 28, 2003
Issuer's Address:	#400 – 837 West Hastings Street Vancouver, BC, V6C 3N6
Issuer Fax Number:	(604) 687-1715
Issuer Telephone Number:	(604) 687-1717
Contact Person:	Donald Clark
Contact's Position:	Director
Contact Telephone Number:	(604) 687-1717
Contact E-Mail Address:	don@augustacorp.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Director's Signature:	
Director's Full Name:	Donald B. Clark
Date Signed:	November 28, 2003
Director's Signature:	
Director's Full Name:	Richard W. Warke
Date Signed:	November 28, 2003

AUGUSTA
RESOURCE CORPORATION

Third Quarter Report

September 30, 2003

Schedule A

Directors' Report to Our Shareholders

During the third quarter of 2003, the Company closed two private placements for aggregate proceeds of $346,500. With these funds the Company was able to undertake the initial work programs on its BH and AW properties located in the Coronation Gulf region of Nunavut.

The field work was completed by Ashton Mining (Northwest Territories) Ltd. ("Ashton"), a wholly owned subsidiary of Ashton Mining of Canada Inc. Ashton collected 189 till samples that will be processed for kimberlite indicator minerals at Ashton's laboratory in North Vancouver, B.C. Complete results are expected by the second quarter of 2004. Any anomalous areas identified will be followed-up in 2004 to determine whether kimberlite sources exist. The BH and AW properties total over 240,000 acres and are located approximately 65 kilometers west of the diamondiferous Anuri kimberlite currently being evaluated by the joint venture between Kennecott Exploration Inc. and Tahera Corporation.

The Company also holds smaller interests in four other properties in the Coronation Diamond District and we are endeavoring to determine what work has been completed to date by the primary optionees and the results achieved.

The Company also utilized the private placement proceeds to repay an outstanding third party loan of $100,000.

Management continues to research additional opportunities for the Company to pursue.

On behalf of the Board,

Donald Clark
Director

November 28, 2003

AUGUSTA RESOURCE CORPORATION

BALANCE SHEETS

(Unaudited – Prepared by Management)

	Notes	September 30, 2003 (Unaudited)	December 31, 2002 (Audited)
ASSETS			
CURRENT			
Cash		$ 4,514	$ 643
Accounts receivable		9,275	3,209
		13,789	3,852
MINING ASSETS	2		
Mining properties		648,770	524,705
Deferred exploration expenses		179,922	8,949
		828,692	533,654
		$ 842,481	$ 537,506
LIABILITIES			
CURRENT			
Accounts payable and accrued liabilities	5	$ 501,250	$ 363,260
Loans payable	4	142,616	106,955
		643,866	470,215
LONG-TERM			
Loans and advances		31,997	30,901
		675,863	501,116
(CAPITAL DEFICIENCY) SHAREHOLDERS' EQUITY			
Share capital	3	4,081,331	3,684,780
Contributed surplus		30,750	30,750
Deficit		(3,945,463)	(3,679,140)
		166,618	36,390
		$ 842,481	$ 537,506

AUGUSTA RESOURCE CORPORATION

STATEMENTS OF CASH FLOWS

(Unaudited – Prepared by Management)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2003	2002	**2003**	2002
EXPENSES				
Accounting and audit	**$ -**	$ -	**$ (2,000)**	$ 2,000
Administration	**7,500**	7,500	**22,500**	22,500
Compensation costs	**-**	-	**-**	7,500
Consulting	**-**	-	**2,631**	12,909
Filing and regulatory	**5,598**	1,620	**21,688**	19,742
Fiscal advisory services	**-**	-	**-**	19,250
Foreign exchange (gain)	**57**	2,523	**(8,858)**	(113)
Interest and loan bonus	**5,286**	4,667	**55,020**	28,414
Legal fees	**1,202**	-	**1,202**	6,048
Office and sundry	**276**	2,253	**1,297**	18,472
Promotion	**-**	201	**617**	1,783
Salaries and benefits	**43,750**	60,473	**132,033**	202,760
Travel	**1,755**	13,299	**6,217**	20,883
Loss from operations	**(65,424)**	(92,536)	**(232,347)**	(362,148)
Write-off of mining assets	**-**	(10,050)	**-**	(10,050)
LOSS FOR THE PERIOD	**(65,424)**	(102,586)	**(232,347)**	(372,198)
Deficit, beginning of the period	**(3,846,063)**	(3,427,588)	**(3,679,140)**	(3,145,743)
Share issue expenses	**(33,975)**	(287)	**(33,975)**	(12,520)
DEFICIT, END OF PERIOD	**$ (3,945,462)**	$ (3,530,461)	**$ (3,945,462)**	$ (3,530,461)
LOSS PER SHARE	**$ (0.01)**	$ (0.01)	**$ (0.03)**	$ (0.02)

AUGUSTA RESOURCE CORPORATION

STATEMENTS OF CASH FLOWS

(Unaudited – Prepared by Management)

	Three Months Ended September 30,		Nine Months Ended September 30	
	2003	2002	**2003**	2002
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING:				
OPERATING				
Net loss for the period	**$ (65,424)**	$ (102,586)	**$ (232,348)**	$ (372,198)
Items not affecting cash:				
Compensation cost	**-**	-	**-**	7,500
Accrued interest and loan bonus	**(8,825)**	4,790	**36,757**	28,537
Fiscal advisory services	**-**	-	**-**	19,250
Write-off of mining assets	**-**	10,050	**-**	10,050
	(74,249)	(87,746)	**(195,591)**	(306,861)
Net changes in non-cash working capital items:				
Accounts receivable	**(8,927)**	36,705	**(6,066)**	(25,057)
Accounts payable & accrued liabilities	**7,009**	53,317	**137,990**	131,941
	(76,167)	2,276	**(63,667)**	(199,977)
FINANCING				
Issuance of common shares	**376,550**	-	**376,550**	520,000
Subscriptions for common shares	**-**	-	**-**	-
Proceeds from loans payable	**-**	-	**200,000**	100,000
Repayment of loan	**(100,000)**	-	**(200,000)**	-
Share issue expenses	**(33,975)**	(287)	**(33,975)**	(12,520)
	242,575	(287)	**342,575**	607,480
INVESTING				
Expenditures in mining properties	**-**	-	**(104,064)**	(409,705)
Expenditures in exploration expenses	**(165,600)**	-	**(170,973)**	(16,799)
	(165,600)	-	**(275,037)**	(426,504)
NET CASH INFLOW (OUTFLOW)	**808**	1,989	**3,871**	(19,001)
CASH, BEGINNING OF PERIOD	**3,706**	7,085	**643**	28,075
CASH, END OF PERIOD	**$ 4,514**	$ 9,074	**$ 4,514**	$ 9,074

1. SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim financial statements for the nine months ended September 30, 2003 should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2002. The results for the nine months ended September 30, 2003 are stated utilizing the same accounting policies and methods of application as those applied to the Company's annual financial statements for the year ended December 31, 2002.

2. MINING ASSETS

Mining assets are comprised of undivided interests in properties and deferred exploration expenses on properties in the exploration stage. They are recorded at acquisition cost or at the attributed value in the case of a devaluation caused by a permanent impairment of value.

Mining properties, related deferred exploration expenses and options to acquire undivided interests in mining properties are amortized only as these properties are put into production or written off if they are abandoned. During the normal course of its business, the Company enters into agreements to acquire undivided interests in mining properties which are normally acquired in exchange for exploration and development expenses to be incurred according to different schedules, issuance of shares and payments subject to feasibility studies. In addition, royalties will be paid on commercial operations of certain mining properties.

	Mining Properties (Cost) 2003	Deferred Exploration Expenses 2003
Mining assets:		
Coronation Diamond District properties	$ 544,706	$ 174,549
Other property	104,064	5,373
	$ 648,770	$ 179,922

	2003
Mining properties:	
Balance, beginning of period	$ 524,705
Additional acquisition costs	20,001
Advance for property acquisition	104,064
Balance, end of period	$ 648,770
Deferred exploration expenses:	
Balance, beginning of period	$ 8,949
Geologists, consultants and professional services	170,973
Balance, end of period	$ 179,922

2. MINING ASSETS (continued)

Properties in the Coronation Diamond District, Nunavut, Canada

The Company has six separate option agreements with 4763 NWT Ltd. ("NWT") to acquire working interests ("WI") of 10%, 20% and 100% for 6 properties located in the Coronation Diamond District in Nunavut, Canada, which aggregate about 728,600 acres in the region.

For four properties comprising 487,300 acres, in which the Company can earn a 10% or 20% WI, NWT has optioned 85% and 70% WI, respectively, in each of the four properties to various third party exploration companies ("Primary Optionees"), with the balance of the 5% and 10% WI, respectively, to be retained by NWT. The Primary Optionees earn their interests by completing work expenditures over a 3 to 4 year period, whereby the Company will in effect have carried interests in these properties pending the Primary Optionees earning their 85% and 70% WI. The Company has agreed to assume responsibility for NWT's work expenditures relative to NWT's 5% and 10% WI in these properties for an amount up to the work expenditures to be completed by the Primary Optionees on each of these four properties to earn their 85% and 70% WI, respectively.

The total acreage for the two other properties in which the Company can earn 100% WI is 241,300 acres. For these properties, the Company agreed to complete work expenditures of $10 per acre within four years of receipt of regulatory approval of the property acquisitions ("Approval Date") on a schedule mutually agreeable between the Company and NWT. Also, under the terms of the option agreements, NWT retains a 1% gross overriding royalty/net smelter return ("GOR/NSR") and a 10% net profits interest ("NPI") in these properties.

The property agreements for the 6 properties require the Company to pay NWT cash amounts totaling $524,705. The terms of these agreements also require the Company to issue common shares to NWT totalling 316,676 common shares, of which 91,669 shares are to be issued within 10 days of the Approval Date, 91,669 shares by the first anniversary date of the initial share issuance and 66,669 shares each by the second and third anniversaries thereafter.

As at September 30, 2003, the Company had paid $469,705 to NWT in acquiring working interests in six properties in the Coronation Diamond District, incurred $174,549 in relation to deferred exploration expenditures related to these properties, issued 33,334 shares at a deemed price of $0.11 per share and 58,335 shares at $0.28 per share, and accrued an amount of $55,000 to NWT included in accounts payable, which may be settled by the issuance of shares of the Company, subject to regulatory approval.

In 2002, the Company entered into option and joint venture agreements with Ashton Mining (Northwest Territories) Ltd. ("Ashton"), a wholly owned subsidiary of Ashton Mining of Canada Inc., on the 103,300 acre AW and the 138,000 acre BH properties, for which the Company holds options to earn a 100% WI. Under terms of the agreements, the Company will fund a Phase 1 exploration program that Ashton will conduct during the 2003 exploration season. Phase 1 requires the Company to fund initial expenditures of not less than $59,000 and not greater than $89,000 for the AW property and not less than $79,000 and not greater than $118,000 for the BH property. The initial expenditures are to be funded on or before November 30, 2003. Upon completion of Phase I, Ashton will have the option to earn a 60% WI in the property by spending an aggregate minimum amount of $2,403,000 no later than April 30, 2007. Upon earning these interests, Ashton will carry the Company a further aggregate minimum of $138,000 and aggregate maximum of $207,000 of exploration expenditures.

2. MINING ASSETS (continued)

Properties in the Coronation Diamond District, Nunavut, Canada (continued)

In July 2003, the Company paid Ashton $71,200 for the AW property and $94,400 for the BH property to be applied towards the initial work expenditures.

3. SHARE CAPITAL

(a) **Authorized:** Unlimited number of common shares without par value.

(b) **Issued:**

Changes in the Company's share capital during the nine months ended September 30, 2003 are as follows:

	Number of Shares	Amount
Common shares, Balance at December 31, 2002	6,022,386	$ 3,684,780
Issued for cash (Note 3(c))	3,050,500	376,550
Issued for property acquisition (Note 2)	91,669	20,001
Common shares, Balance at September 30, 2003	9,164,555	$ 4,081,331

(c) **Private placements**

In July 2003, the Company closed a private placement for 1,300,000 flow-through units at a price of $0.15 per unit for total proceeds of $195,000. Each unit is comprised of one flow-through common share and one-half of a non-transferable share purchase warrant; each whole warrant can purchase one common non-flow-through share at $0.15 per share and expires July 28, 2004. Canaccord Capital Corporation ("Canaccord") received 130,000 units at a deemed price of $0.15 per unit as a finder's fee.

In July 2003, the Company closed the first tranche of 665,000 units pursuant to private placement for 1,515,000 units at a price of $0.10 per unit for total proceeds of $66,500. Each unit is comprised of one common share and one-half of a non-transferable share purchase warrant. Each whole warrant can purchase one common share at $0.15 and expires July 28, 2004. Canaccord received 66,500 units at a deemed price of $0.10 per unit as a finder's fee.

In September 2003, the Company closed the second tranche of this private placement for 850,000 units at a price of $0.10 per unit for total proceeds of $85,000. Each unit is comprised of one common share and one-half of a non-transferable share purchase warrant. Each whole warrant can purchase one common share at $0.15 and expires September 4, 2004. Golden Capital Securities Ltd. received 39,000 units at a deemed price of $0.10 per unit as a finder's fee.

3. SHARE CAPITAL (continued)

(d) Share consolidation

On April 8, 2003, the Company consolidated its common shares on a basis of three old shares for one new share.

(e) Options

On September 30, 2003, certain directors and officers of the Company hold 342,668 options, and certain employees and consultants of the Company hold 100,000 options to purchase common shares of the Company. The following table summarizes the status of the Company's stock option plans as at September 30, 2003:

	Number of Shares	Exercise Prices	Expiry Dates
Directors and officers	71,667	$0.45	July 28, 2004
	16,667	$0.45	Jan 26, 2005
	187,666	$0.30	Dec 5, 2006
	66,667	$0.33	May 14, 2007
Employees and consultants	33,333	$0.45	July 28, 2004
	66,667	$0.30	Dec 5, 2006
	442,667		

(f) Warrants

As at September 30, 2003, warrants were outstanding as follows:

Number of Shares	Exercise Prices and Expiry Dates
100,000	$0.75 until March 21, 2004
26,667	$0.75 until May 10, 2004
116,667	$0.60 until June 20, 2004
715,000	$0.15 until July 28, 2004
365,750	$0.15 until July 28, 2004
444,500	$0.15 until September 4, 2004

4. NOTE PAYABLE

In April 2002, the Company received a bridge loan from Canaccord Capital Corporation ("Canaccord") in the amount of $100,000. The loan is repayable on demand and bears an interest rate of prime plus 5% per annum. In 2003, the Company repaid the loan principal of $100,000 plus interest of $8,558.

In March 2003, the Company received two loans totalling $200,000 with each loan amounting to $100,000. One loan for $100,000 is payable on demand and bears an interest rate of 5% per annum. This loan was paid on November 20, 2003. The other loan for $100,000 is payable on demand and bears an interest rate of 7% per annum. This loan was paid on September 25, 2003 with interest of $3,601.

5. RELATED PARTY TRANSACTIONS

During the nine months ended September 30, 2003, the Company incurred expenses of $22,500 for administrative services provided by a company in which a director of the Company has a 25% interest. During this period, the Company incurred salaries of $75,000 to the President of the Company and $56,250 to a director. At September 30, 2003, included in accounts payable and accrued liabilities is an amount of $430,430 due to directors and related companies, which share certain common directors with the Company.

HEAD OFFICE	#400 – 837 West Hastings Street Vancouver, BC, Canada V6C 3N6 Telephone: (604) 687-1717 Facsimile: (604) 687-1715 Website: www.augustaresource.com E-mail: info@augustaresource.com
DIRECTORS	Donald B. Clark Robert E. Hindson Dr. Chris Jennings Michael Steeves Robert Wares Richard Warke
OFFICERS	Richard Warke ~ President Purni Parikh ~ Secretary
REGISTRAR AND TRANSFER AGENT	Computershare Trust Company of Canada #401 - 510 Burrard Street Vancouver, BC V6C 3B9
AUDITORS	Deloitte & Touche LLP #2800 - 1055 Dunsmuir Street Vancouver, BC V7X 1P4
SOLICITORS	Maitland & Company #700 - 625 Howe Street Vancouver, BC V6C 2T6
SHARES LISTED	TSX Venture Exchange Trading Symbol ~ YGU

BRITISH COLUMBIA SECURITIES COMMISSION

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F

SCHEDULES B & C:

ISSUER DETAILS

Name of Issuer:	Augusta Resource Corporation
For Quarter Ended:	September 30, 2003
Date of Report:	November 28, 2003
Issuer's Address:	#400 – 837 West Hastings Street Vancouver, BC, V6C 3N6
Issuer Fax Number:	(604) 687-1715
Issuer Telephone Number:	(604) 687-1717
Contact Person:	Donald Clark
Contact's Position:	Director
Contact Telephone Number:	(604) 687-1717
Contact E-Mail Address:	don@augustacorp.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Director's Signature:	
Director's Full Name:	Donald B. Clark
Date Signed:	November 28, 2003
Director's Signature:	
Director's Full Name:	Richard W. Warke
Date Signed:	November 28, 2003

A U G U S T A
RESOURCE CORPORATION

Third Quarter Report

September 30, 2003

Schedules B and C

AUGUSTA RESOURCE CORPORATION

QUARTERLY AND YEAR END REPORT
FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2003

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of Expenses and Deferred Costs

Deferred exploration expenses:

Balance, beginning of the period	$	8,949
Geologists, consultants and professional services		170,973
Balance, end of period	$	179,922

The unaudited interim financial statements for the nine months ended September 30, 2003 which are included in Schedule A provide further details.

2. Related Party Transactions

Expenditures incurred to related parties:

Administration fees	$	22,500
Salaries	$	131,250

Further details of related party transactions are provided under the section, Related Party Transactions, of the Discussion of Operations and Financial Condition in Section C – Management Discussion and Analysis.

3. Summary of Securities Issued and Options Granted During the Period

(a) **Summary of Securities Issued During the Period:**

Date of Issue	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration	Commission Paid
May 12, 2003	Common shares	Property acquisition	33,334	$0.11	Nil	Property acquisition	Nil
May 12, 2003	Common shares	Property acquisition	58,335	$0.28	Nil	Property acquisition	Nil
July 29, 2003	Flow-through common shares	Private placement	1,300,000	$0.15	$195,000	Cash	nil
July 29, 2003	Common shares	Finders' fee	130,000	$0.15	$19,500	Finders' fee	Nil
July 29, 2003	Common shares	Private placement	665,000	$0.10	$66,500	Cash	Nil
July 29, 2003	Common shares	Finders' fee	66,500	$0.10	$6,650	Finders' fee	Nil
Sep 4, 2003	Common shares	Private placement	850,000	$0.10	$85,000	Cash	Nil
Sep 4, 2003	Common shares	Finders' fee	39,000	$0.10	$3,900	Finders' fee	Nil

(b) **Summary of Options Granted During the Period:**

There were no options granted during the period.

4. Summary of Securities as at the End of the Reporting Period

(a) **Authorized Share Capital:**

Unlimited number of common shares without par value.

(b) **Shares Issued and Outstanding:**

	Number of Shares	Amount
Common shares	9,164,555	$4,081,331

On April 8, 2003, the Company consolidated its common shares on a basis of three old shares for one new share.

(c) (i) **Options:**

	Number of Shares	Exercise Prices	Expiry Dates
Directors and officers	71,667	$0.45	July 28, 2004
	16,667	$0.45	Jan 26, 2005
	187,666	$0.30	Dec 5, 2006
	66,667	$0.33	May 14, 2007
Employees and consultants	33,333	$0.45	July 28, 2004
	66,667	$0.30	Dec 5, 2006
	442,667		

(ii) **Warrants:**

Number of Shares	Exercise Prices and Expiry Dates
100,000	$0.75 until March 21, 2004
26,667	$0.75 until May 10, 2004
116,667	$0.60 until June 20, 2004
715,000	$0.15 until July 28, 2004
365,750	$0.15 until July 28, 2004
444,500	$0.15 until September 4, 2004

(d) **Escrow Shares:**

There were no shares in escrow.

5. List of Directors and Officers as at November 28, 2003

	Name
Directors:	Donald Clark Robert E. Hindson Dr. Chris Jennings Michael Steeves Robert Wares Richard Warke
Officers:	Richard Warke ~ President Purni Parikh ~ Secretary

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. Description of Business

Augusta Resource Corporation (the "Company") is engaged in the exploration and development of mineral properties located in the Coronation Diamond District in Nunavut, Canada. These properties are in the exploratory stages and are thus non-producing and consequently do not generate any operating income or cash flows from operations.

2. Discussion of Operations and Financial Condition

Review of Operations

The Company has six separate option agreements with 4763 NWT Ltd. ("NWT") to acquire working interests ("WI") of 10%, 20% and 100% for 6 properties located in the Coronation Diamond District in Nunavut, Canada, which aggregate about 728,600 acres in the region.

For four properties comprising 487,300 acres, in which the Company can earn a 10% or 20% WI, NWT has optioned 85% and 70% WI, respectively, in each of the four properties to various third party exploration companies ("Primary Optionees"), with the balance of the 5% and 10% WI, respectively, to be retained by NWT. The Primary Optionees earn their interests by completing work expenditures over a 3 to 4 year period, whereby the Company will in effect have carried interests in these properties pending the Primary Optionees earning their 85% and 70% WI. The Company has agreed to assume responsibility for NWT's work expenditures relative to NWT's 5% and 10% WI in these properties for an amount up to the work expenditures to be completed by the Primary Optionees on each of these four properties to earn their 85% and 70% WI, respectively.

The total acreage for the two other properties in which the Company can earn 100% WI is 241,300 acres. For these properties, the Company agreed to complete work expenditures of $10 per acre within four years of receipt of regulatory approval of the property acquisitions ("Approval Date") on a schedule mutually agreeable between the Company and NWT. Also, under the terms of the option agreements, NWT retains a 1% gross overriding royalty/net smelter return ("GOR/NSR") and a 10% net profits interest ("NPI") in these properties.

The property agreements for the 6 properties require the Company to pay NWT cash amounts totaling $524,705. The terms of these agreements also require the Company to issue common shares to NWT totalling 950,000 common shares, of which 275,000 shares are to be issued within 10 days of the Approval Date, 275,000 shares by the first anniversary date of the initial share issuance and 200,000 shares each by the second and third anniversaries thereafter.

As at September 30, 2003, the Company had paid $469,705 to NWT in acquiring working interests in six properties in the Coronation Diamond District, incurred $174,549 in relation to deferred exploration expenditures related to these properties, issued 33,334 shares at a deemed price of $0.11 per share and 58,335 shares at $0.28 per share, and accrued an amount of $55,000 to NWT included in accounts payable, which may be settled by the issuance of shares of the Company, subject to regulatory approval.

In 2002, the Company entered into option and joint venture agreements with Ashton Mining (Northwest Territories) Ltd. ("Ashton"), a wholly owned subsidiary of Ashton Mining of Canada Inc., on the 103,300 acre AW and the 138,000 acre BH properties, for which the Company holds options to earn a 100% WI. Under terms of the agreements, the Company will fund a Phase 1 exploration program that Ashton will conduct during the 2003 exploration season. Phase 1 requires the Company to fund initial expenditures of not less than $59,000 and not greater than $89,000 for the AW property and not less than $79,000 and not greater than $118,000 for the BH property. The initial expenditures are to be funded on or before November 30, 2003. Upon completion of Phase I, Ashton will have the option to earn a 60% WI in the property by spending an aggregate minimum amount of $2,403,000 no later than April 30, 2007. Upon earning these interests, Ashton will carry the Company a further aggregate minimum of $138,000 and aggregate maximum of $207,000 of exploration expenditures.

In July 2003, the Company paid Ashton $71,200 for the AW property and $94,400 for the BH property to be applied towards the initial work expenditures.

As at September 30, 2003, the Company capitalized costs on its mining assets as follows:

	Acquisition Costs	Deferred Exploration Expenses
Coronation Diamond District properties (Canada)	$ 544,706	$ 174,549
Other property	104,064	5,373
	$ 648,770	$ 179,922

For the nine months ended September 30, 2003, the Company incurred a net loss of $232,347, which is 38% lower than the net loss of $372,198 for the same period in 2002. Major categories of expense items, except for interest expense and loan bonus, decreased in 2003 relative to 2002. The main factor contributing to the higher operating expenses in 2002 is the assumption of expenses related to the maintenance of an office for the Company, incidental costs and facilities thereto, and the hiring of employees to manage the operations of the Company. Due to its lack of financial resources, such operating expenses during the nine months ended September 30, 2003 were being incurred by a company which shares certain common directors. The foreign exchange gain of $8,858 reflects the appreciation of the Canadian dollar relative to the United States dollar during 2003, whereby the Company has liabilities payable in terms of U.S. dollars.

In April 2002, the Company received a bridge loan from Canaccord Capital Corporation ("Canaccord") in the amount of $100,000. The loan is payable on demand and bears an interest rate of 5% per annum. In 2003, the Company repaid the loan principal of $100,000 plus interest of $8,558.

In March 2003, the Company received two loans totalling $200,000 with each loan amounting to $100,000. One loan for $100,000 is payable on demand and bears an interest rate of 5% per annum. This loan was paid on November 20, 2003. The other loan for $100,000 is payable on demand and bears an interest rate of 7% per annum. This loan was paid on September 25, 2003 with interest of $3,601.

The Directors' Report to Shareholders included in the Company's unaudited interim financial statements for the nine months ended September 30, 2003 provides further review of its operations.

Related Party Transactions

During the nine months ended September 30, 2003, the Company incurred expenses of $22,500 for administrative services provided by a company in which a director of the Company has a 25% interest. Administration services include services related to the general operations of the Company, day to day administrative office services (eg. facsimile capabilities, word processing, photocopier, computer facilities and Internet services), other administrative services which the Company may reasonably require from time to time, and rental of office equipment and furnishings.

During this period, the Company incurred salaries of $75,000 to the President of the Company and $56,250 to a director. At September 30, 2003, included in accounts payable and accrued liabilities is an amount of $430,430 due to directors and related companies, which share certain common directors with the Company. These amounts are non-interest bearing and provide no specific terms of repayment.

Investor Relations Activities

For the nine months ended September 30, 2003, investor relations services were maintained by the Company. The Company had not commissioned any specific individual or corporation to undertake investor relations activities, or entered into any investor relations arrangement or contract during the period.

Other Significant Events and Transactions

At the Company's annual general meeting, all existing directors were re-elected for the ensuing year.

Effective April 8, 2003, the Company consolidated its common shares on a basis of three old shares for one new share, and began trading under its new symbol, YGU.

3. Subsequent Events

The company has no subsequent events as of September 30, 2003.

4. Financing, Principle Purposes and Milestones

In April 2002, the Company received a bridge loan from Canaccord Capital Corporation ("Canaccord") in the amount of $100,000. The loan is repayable on demand and bears an interest rate of prime plus 5% per annum. In 2003, the Company repaid the loan principal of $100,000 plus accrued interest of $8,558.

In March 2003, the Company received two loans totaling $200,000 with each loan amounting to $100,000. One loan for $100,000 is payable on demand and bears an interest rate of 5% per annum. This loan was paid on November 20, 2003. The other loan for $100,000 is payable on demand and bears an interest rate of 7% per annum. This loan was paid on September 25, 2003.

5. Liquidity and Solvency

The Company's mineral exploration and development activities have provided the Company with no sources of income and a history of losses, working capital deficiencies and capital deficiencies. However, given the nature of its business, the results of operations as reflected in the net losses and losses per share do not provide meaningful interpretation of the Company's performance and valuation.

As at September 30, 2003, the Company had cash of $4,514 and a working capital deficiency of $630,077. The Company's working capital deficiency represents a significant increase from its working capital deficiency of $466,363 at December 31, 2002, due to increases in notes payable and amounts due to related companies and directors.

Management continues with its efforts to secure additional financing arrangements for the Company and the continuing support of its creditors.

Outlook

The Company historically has relied upon equity subscriptions to satisfy its capital requirements. The Company will continue to depend upon equity capital to finance its activities. There are no assurances that capital requirements will be met by this means of financing as inherent risks are attached therein including commodity prices, financial market conditions, and general economic factors.